EX-28.h.8

AMENDED AND RESTATED FEE WAIVER AGREEMENT

THIS AMENDED AND RESTATED FEE WAIVER AGREEMENT, effective as of November 1, 2024, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE MUTUAL FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the following series (each, a “Fund,” and collectively, the “Funds”):

Nationwide Fund

Nationwide Government Money Market Fund

Nationwide Loomis Short Term Bond Fund

Nationwide Mid Cap Market Index Fund

Nationwide Small Cap Index Fund

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Funds, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”);

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver Amount:

1.1 NFA agrees to waive Advisory Fees in respect of the Funds, equal to the amount shown in the table below, calculated monthly based on each Fund’s average daily net assets:

Name of Fund	Amount of Advisory Fee Waiver
Nationwide Fund	0.045% per annum
Nationwide Government Money Market Fund	0.027% per annum
Nationwide Loomis Short Term Bond Fund	0.02% per annum
Nationwide Mid Cap Market Index Fund	0.01% per annum
Nationwide Small Cap Index Fund	0.02% per annum

1.2 NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2. Term and Termination of Agreement:

2.1 This Agreement supercedes and replaces a previous Fee Waiver Agreement among the parties hereto, dated March 1, 2024. This Agreement shall continue in effect until February 28, 2025.

3. Miscellaneous:

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or a Fund is subject or by which the Trust or a Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Funds.

3.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings between them relating to the subject matter hereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE MUTUAL FUNDS

By:	/s/ Kevin T. Jestice
Name: Kevin T. Jestice
Title: President

NATIONWIDE FUND ADVISORS

By:	/s/ Kevin T. Jestice
Name: Kevin T. Jestice
Title: President

2